United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Clearway Energy, Inc.

(Name of Issuer)

Class A common stock

Class C common stock

(Title of Class of Securities)

18539 C 105 (Class A common stock)

18539 C 204 (Class C common stock)

(CUSIP Number)

Marine Delaitre

General Counsel – Gas, Renewables & Power

TOTALENERGIES SE

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

00-331- 47443580

Copies to:

Maia R. Gez

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020

(212) 819-8217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons TotalEnergies SE
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 42,760,591 shares of Class A common stock 42,021,902 shares of Class C common stock
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 42,760,591 shares of Class A common stock 42,021,902 shares of Class C common stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,591 shares of Class A common stock 42,021,902 shares of Class C common stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock 33.7% of Class C common stock
14	Type of Reporting Person CO

1	Names of Reporting Persons TotalEnergies Gestion USA SARL
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 42,760,591 shares of Class A common stock 42,021,902 shares of Class C common stock
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 42,760,591 shares of Class A common stock 42,021,902 shares of Class C common stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,591 shares of Class A common stock 42,021,902 shares of Class C common stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock 33.7% of Class C common stock
14	Type of Reporting Person CO

1	Names of Reporting Persons TotalEnergies Holdings USA, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 42,760,591 shares of Class A common stock 42,021,902 shares of Class C common stock
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 42,760,591 shares of Class A common stock 42,021,902 shares of Class C common stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,591 shares of Class A common stock 42,021,902 shares of Class C common stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock 33.7% of Class C common stock
14	Type of Reporting Person CO

1	Names of Reporting Persons TotalEnergies Delaware, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 42,760,591 shares of Class A common stock 42,021,902 shares of Class C common stock
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 42,760,591 shares of Class A common stock 42,021,902 shares of Class C common stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,591 shares of Class A common stock 42,021,902 shares of Class C common stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock 33.7% of Class C common stock
14	Type of Reporting Person CO

1	Names of Reporting Persons TotalEnergies Renewables USA, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 42,760,591 shares of Class A common stock 42,021,902 shares of Class C common stock
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 42,760,591 shares of Class A common stock 42,021,902 shares of Class C common stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,591 shares of Class A common stock 42,021,902 shares of Class C common stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock 33.7% of Class C common stock
14	Type of Reporting Person CO

Explanatory Note

This Amendment No. 1 (the “Amendment”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on September 15, 2022 (the “Schedule 13D”) related to the Class A common stock (“Class A Common Stock”) and Class C common stock (“Class C Common Stock”) of Clearway Energy, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 300 Carnegie Center, Princeton, NJ 08540.

This Amendment is being filed to disclose transactions related to grants of Class C Common Stock made in connection with the administration of the Clearway Energy Group Long Term Equity Incentive Program which, in the aggregate since the filing of the Schedule 13D, amount to more than 1% of the Class C Common Stock outstanding. The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented to include updated information with respect to the directors and executive officers of each of the Reporting Persons on Schedule A attached hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Since the filing of the Schedule 13D, Clearway Energy Group has granted 880,923 shares of Class C Common Stock to its employees in connection with the administration of the Clearway Energy Group Long Term Equity Incentive Program. In connection with such grants, since the filing of Amendment No. 2, Clearway Energy Group has purchased an aggregate of 268,944 shares of Class C Common Stock using working capital and on June 26, 2024, Clearway Energy Group converted 375,000 Class D units of Clearway Energy LLC (“Class D Units”) into 375,000 shares of Class C Common Stock.

As previously disclosed by the Issuer, Craig Cornelius, Chief Executive Officer of Clearway Energy Group, has been elected to serve as a member of the Board of Directors and Chief Executive Officer of the Issuer, effective July 1, 2024. Clearway Energy Group granted Mr. Cornelius 375,000 shares of Class C Common Stock pursuant to the Clearway Energy Group Long Term Equity Incentive Program on June 28, 2024.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of shares of Class A Common Stock and Class C Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of the Schedule 13D and are incorporated herein by reference.

Calculations of the percentage of shares of stock beneficially owned are based on 34,613,853 shares of Class A Common Stock and 82,454,344 shares of Class C Common Stock, respectively, outstanding as of April 30, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2024, plus the 375,000 shares of Class C Common Stock outstanding following the conversion of 375,000 Class D Units disclosed herein and take into account the number of Class B units of Clearway Energy LLC (“Class B Units”) and Class D Units beneficially owned by the Reporting Persons and convertible into shares of Class A Common Stock and Class C Common Stock, respectively, as applicable.

Clearway Energy Group is the record holder of 21,841 shares of Class A Common Stock, 42,738,750 Class B Units, 60,152 shares of Class C Common Stock and 41,961,750 Class D Units. Pursuant to the terms of the Exchange Agreement, each Class B Unit is exchangeable at any time for shares of Class A Common Stock, and each Class D Unit is exchangeable at any time for shares of Class C Common Stock, in each case, on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications.

The securities reported herein are held directly by Clearway Energy Group. GIP III Zephyr Acquisition Partners, L.P. (“Zephyr”) is the sole member of Clearway Energy Group. Zephyr Holdings GP, LLC (“Zephyr GP”) is the general partner of Zephyr. TotalEnergies Renewables USA, LLC holds 50% of the equity interests in Zephyr GP. TotalEnergies Holdings USA, Inc. is the sole shareholder of TotalEnergies Delaware, Inc., which is the sole member of TotalEnergies Renewables USA, LLC. TotalEnergies Gestion USA SARL, which is a direct wholly owned subsidiary of TotalEnergies SE, is the sole shareholder of TotalEnergies Holdings USA, Inc. Each of the foregoing may be deemed to beneficially own the securities reported herein; however, each Reporting Person disclaims beneficial ownership of the securities reported herein, except to the extent of such Reporting Person's pecuniary interest therein.

By virtue of the relationships and agreements described herein, the Reporting Persons may be deemed to be acting as a group with Global Infrastructure Investors III, LLC and certain of its affiliates (collectively, “GIP”) for purposes of Rule 13d-3 under the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that such persons are members of any such group. GIP is separately making a Schedule 13D amendment filing reporting the Class A Common Stock and Class C Common Stock GIP may be deemed to beneficially own. Each Reporting Person disclaims beneficial ownership of any Class A Common Stock and Class C Common Stock that may be deemed to be beneficially owned by GIP, except as otherwise described herein.

(c) Except as described herein, including the transactions listed on Annex A attached hereto, none of the Reporting Persons has effected any transactions in the Class A Common Stock or Class C Common Stock during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2024

TOTALENERGIES SE

By:	/s/ Marine Delaitre
Name:	Marine Delaitre
Title:	Authorized Signatory

TOTALENERGIES GESTION USA SARL

By:	/s/ Eric Bozec
Name:	Eric Bozec
Title:	General Manager

TOTALENERGIES HOLDINGS USA, INC.

By:	/s/ Richard Frazier
Name:	Richard Frazier
Title:	Assistant Secretary

TOTALENERGIES DELAWARE, INC.

By:	/s/ Richard Frazier
Name:	Richard Frazier
Title:	Secretary

TOTALENERGIES RENEWABLES USA, LLC

By:	/s/ Richard Frazier
Name:	Richard Frazier
Title:	Secretary

Annex A

Transactions in Class A Common Stock and Class C Common Stock in the previous 60 days

Date	Security	Number of Shares	Transaction		Price
05/03/2024	Class C Common Stock	266		(2)		(2)
05/15/2024	Class C Common Stock	469		(3)	$27.48	(3)
05/20/2024	Class C Common Stock	213		(2)		(2)
05/24/2024	Class C Common Stock	9,491		(3)	$26.85	(3)
06/07/2024	Class C Common Stock	213		(2)		(2)
06/18/2024	Class C Common Stock	1,723		(2)		(2)
06/21/2024	Class C Common Stock	213		(2)		(2)
06/26/2024	Class C Common Stock	375,000		(4)		(4)
06/28/2024	Class C Common Stock	375,000		(1)		(1)

(1) Shares of restricted stock of the Issuer granted by Clearway Energy Group under its Long Term Equity Incentive Program to one or more of its employees.

(2) Shares of restricted stock of the Issuer previously granted by Clearway Energy Group under its Long Term Equity Incentive Program forfeited by certain of its employees due to termination of service.

(3) Shares withheld to satisfy tax withholding obligations in connection with the vesting of restricted stock of the Issuer previously granted by Clearway Energy Group under its Long Term Equity Incentive Program to certain of its employees.

(4) Shares received pursuant to the exchange of Class D Units for Class C Common Stock.

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Set forth below is the name and current principal occupation or employment of each director and executive officer, as applicable, of TotalEnergies SE, TotalEnergies Gestion USA SARL, TotalEnergies Holdings USA Inc., TotalEnergies Delaware Inc. and TotalEnergies Renewables USA LLC. The business address of each of the directors and executive officers of TotalEnergies SE and TotalEnergies Gestion USA SARL is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. The business address of each of the other individuals listed below is 1201 Louisiana St. Suite 1800, Houston, TX 77002

TOTALENERGIES SE

Name	Occupation	Citizenship
Patrick Pouyanné	Chairman and Chief Executive Officer	French
Helle Kristoffersen	President, Asia	French and Danish
Stéphane Michel	President, Gas, Renewables & Power	French
Thierry Pflimlin	President, Marketing & Services	French
Bernard Pinatel	President, Refining & Chemicals	French
Jean-Pierre Sbraire	Chief Financial Officer	French
Namita Shah	President, OneTech	French
Nicolas Terraz	President, Exploration & Production	French
Aurélien Hamelle	President Strategy & Sustainability	French
Jacques Aschenbroich	Director	French
Anelise Quintão Lara	Director	French
Marie-Christine Coisne-Roquette	Lead Independent Director	French
Lise Croteau	Director	Canadian
Mark Cutifani	Director	Australian
Emma de Jonge	Director representing employee shareholders	French
Romain Garcia-Ivaldi	Director representing employees	French
Maria van der Hoeven	Director	Netherlands
Glenn Hubbard	Director	American
Marie-Ange Debon	Director	French
Jean Lemierre	Director	French
Dirk Paskert	Director	German
Angel Pobo	Director representing employees	French

TOTALENERGIES GESTION USA SARL

Eric Bozec	General Manager	French

TOTALENERGIES HOLDINGS USA INC.

Mike Naeve	Director	American
Francois Good	Director, Chief Executive Officer & President	French
Alexander Adotevi	Director and Chief Financial Officer	German
Dawn Lannin	Vice President, General Counsel and Secretary	American
Kwajo Sarfoh	Vice President, Tax	American
Eric Bozec	Director	French
Esmeralda Fernandez	Treasurer	American
Rich Frazier	Assistant Secretary	American
Ha C. Yi	Assistant Secretary	American

TOTALENERGIES DELAWARE INC.

Francois Good	Director and President	French
Alexander Adotevi	Director and Vice President	German
Dawn Lannin	Director	American
Kwajo Sarfoh	Director	American
Esmeralda Fernandez	Treasurer	American
Rich Frazier	Secretary	American
Ha C. Yi	Assistant Secretary	American

TOTALENERGIES RENEWABLES USA LLC

Vincent Stoquart	Manager	Belgian
Marc-Antoine Pignon	Manager and Chief Executive Officer	French
Olivier Terneaud	Manager	French
Alexander Adotevi	Manager	German
David Foulon	Manager and Vice President, Managing Director – Offshore Wind	American
Christopher Gillies	Chief Financial Officer	Australian
Ali Mirza	Vice President, Structured Finance	American
Jeff Newcombe	Vice President, Technical	American
Anais Immas	Vice President, Business Development	French
Eric Potts	Vice President, Managing Director, Distributed Generation	American
Greg Nelson	Vice President, Managing Director – Core Solar	American
Esmeralda Fernandez	Treasurer	American
Rich Frazier	Secretary	American
Simon Hayes	Assistant Secretary	British
Ha C. Yi	Assistant Secretary	American